Exhibit 99.1

Weibo Announces First Quarter 2024 Unaudited Financial Results

BEIJING, China – May 23, 2024 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

“We had a solid start to the year,” said Gaofei Wang, CEO of Weibo. “On the user front, we focused on the acquisition and engagement of high quality users and improving ROI of our channel investments. On the content front, we also made progress in optimizing traffic structure through continuous execution of vertical content strategy. On the monetization front, Weibo's business demonstrated stabilized trend, with enhanced operating efficiency this quarter. Looking forward, we are committed to consistently driving value of our platform and improving shareholder returns.”

First Quarter 2024 Highlights

•	Net revenues were US$395.5 million, a decrease of 4% year-over-year or flat year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$339.0 million, a decrease of 5% year-over-year or flat year-over-year on a constant currency basis [1].

•	Value-added services (“VAS”) revenues were US$56.5 million, a decrease of 3% year-over-year or an increase of 1% year-over-year on a constant currency basis [1].

•	Income from operations was US$99.7 million, representing an operating margin of 25%.

•	Net income attributable to Weibo’s shareholders was US$49.4 million and diluted net income per share was US$0.19.

•	Non-GAAP income from operations was US$125.8 million, representing a non-GAAP operating margin of 32%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$106.6 million and non-GAAP diluted net income per share was US$0.41.

•	Monthly active users (“MAUs”) were 588 million in March 2024.

•	Average daily active users (“DAUs”) were 255 million in March 2024.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the first quarter of 2024 had been the same as it was in the first quarter of 2023, or RMB6.86=US$1.00.

First Quarter 2024 Financial Results

For the first quarter of 2024, Weibo’s total net revenues were US$395.5 million, a decrease of 4% compared to US$413.8 million for the same period last year.

Advertising and marketing revenues for the first quarter of 2024 were US$339.0 million, a decrease of 5% compared to US$355.3 million for the same period last year. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$316.4 million, a decrease of 6% compared to US$337.0 million for the same period last year, primarily attributable to the unfavorable foreign exchange impact on the reported numbers.

VAS revenues for the first quarter of 2024 were US$56.5 million, a decrease of 3% year-over-year compared to US$58.5 million for the same period last year.

Costs and expenses for the first quarter of 2024 totaled US$295.8 million, a decrease of 7% compared to US$317.3 million for the same period last year. In addition to the foreign exchange impact, the decrease was mainly resulted from the decrease in personnel related cost and marketing expense.

Income from operations for the first quarter of 2024 was US$99.7 million, compared to US$96.5 million for the same period last year. Operating margin was 25%, compared to 23% last year. Non-GAAP income from operations was US$125.8 million, compared to US$128.6 million for the same period last year. Non-GAAP operating margin was 32%, compared to 31% last year.

Non-operating loss for the first quarter of 2024 was US$23.6 million, compared to non-operating income of US$29.8 million for the same period last year. Non-operating loss for the first quarter of 2024 mainly included (i) net interest and other loss of US$18.6 million; and (ii) loss from fair value change of investments of US$3.6 million, which was excluded under non-GAAP measures.

Income tax expenses for the first quarter of 2024 were US$25.0 million, compared to US$21.9 million for the same period last year.

Net income attributable to Weibo’s shareholders for the first quarter of 2024 was US$49.4 million, compared to US$100.5 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the first quarter of 2024 was US$0.19, compared to US$0.42 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the first quarter of 2024 was US$106.6 million, compared to US$111.2 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the first quarter of 2024 was US$0.41, compared to US$0.47 for the same period last year.

As of March 31, 2024, Weibo’s cash, cash equivalents and short-term investments totaled US$3.3 billion. For the first quarter of 2024, cash provided by operating activities was US$139.6 million, capital expenditures totaled US$21.7 million, and depreciation and amortization expenses amounted to US$14.8 million.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on May 23, 2024 (or 7:00 PM to 8:00 PM Beijing Time on May 23, 2024) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BIe95f7f5ac02f4170bb6b8e878a03b278

Additionally, a live and archived webcast of this conference call will available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2023	2023	2024
Net revenues:
Advertising and marketing	$355,300	$403,739	$338,951
Value-added services	58,478	59,928	56,546
Net revenues	413,778	463,667	395,497

Costs and expenses:
Cost of revenues (1)	85,853	100,156	86,821
Sales and marketing (1)	106,494	139,726	103,627
Product development (1)	90,676	67,243	80,726
General and administrative (1)	34,265	37,537	24,586
Total costs and expenses	317,288	344,662	295,760
Income from operations	96,490	119,005	99,737

Non-operating income (loss):
Investment related income (loss), net	27,155	25,544	(4,970)
Interest and other income (loss), net	2,682	16,713	(18,611)
	29,837	42,257	(23,581)

Income before income tax expenses	126,327	161,262	76,156
Less: Income tax expenses	21,852	72,578	25,044

Net income	104,475	88,684	51,112
Less: Net income attributable to non-controlling interests	556	808	548
Accretion to redeemable non-controlling interests	3,427	4,646	1,126
Net income attributable to Weibo’s shareholders	$100,492	$83,230	$49,438

Basic net income per share attributable to Weibo’s shareholders	$0.43	$0.35	$0.21
Diluted net income per share attributable to Weibo’s shareholders	$0.42	$0.34	$0.19

Shares used in computing basic net income per share attributable to Weibo’s shareholders	234,705	236,311	236,694
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	236,895	246,382	263,644

(1)Stock-based compensation in each category:
Cost of revenues	$2,536	$1,851	$1,773
Sales and marketing	4,613	3,559	3,823
Product development	13,800	11,079	10,438
General and administrative	6,676	5,259	4,978

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of
	December 31,	March 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$2,584,635	$2,144,546
Short-term investments	641,035	1,107,904
Accounts receivable, net	440,768	431,515
Prepaid expenses and other current assets	359,881	356,720
Amount due from SINA(1)	486,397	476,007
Current assets subtotal	4,512,716	4,516,692

Property and equipment, net	220,663	216,684
Goodwill and intangible assets, net	300,565	290,731
Long-term investments	1,320,386	1,251,032
Other non-current assets	926,028	1,000,723
Total assets	$7,280,358	$7,275,862

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,493	$149,456
Accrued expenses and other current liabilities	666,833	662,803
Income tax payable	94,507	112,388
Deferred revenues	75,187	92,726
Unsecured senior notes	799,325	799,659
Dividends payable	-	199,399
Current liabilities subtotal	1,797,345	2,016,431

Long-term liabilities:
Convertible senior notes	317,625	318,446
Unsecured senior notes	743,695	743,937
Long-term loans	791,647	792,563
Other long-term liabilities	112,430	109,743
Total liabilities	3,762,742	3,981,120

Redeemable non-controlling interests	68,728	36,326

Shareholders’ equity :
Weibo shareholders’ equity	3,398,735	3,208,844
Non-controlling interests	50,153	49,572
Total shareholders’ equity	3,448,888	3,258,416
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,280,358	$7,275,862

(1) Included short-term loans to and interest receivable from SINA of US$445.2 million as of December 31, 2023 and US$449.9 million as of March 31, 2024.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2023	2023	2024
Income from operations	$96,490	$119,005	$99,737
Add: Stock-based compensation	27,625	21,748	21,012
Amortization of intangible assets resulting from business acquisitions	4,439	5,103	5,059
Non-GAAP income from operations	$128,554	$145,856	$125,808

Net income attributable to Weibo’s shareholders	$100,492	$83,230	$49,438
Add: Stock-based compensation	27,625	21,748	21,012
Amortization of intangible assets resulting from business acquisitions	4,439	5,103	5,059
Investment related gain/loss, net (1)	(27,155)	(25,544)	4,970
Non-GAAP to GAAP reconciling items on the share of equity method investments	4,183	(10,547)	25,358
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(157)	(311)	(436)
Tax effects on non-GAAP adjustments (2)	196	(781)	(1,103)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	1,606	3,468	2,314
Non-GAAP net income attributable to Weibo’s shareholders	$111,229	$76,366	$106,612

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.47	$0.31 *	$0.41 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	236,895	246,382	263,644
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	236,895	246,382	263,644

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$100,492	$83,230	$49,438
Non-GAAP adjustments	10,737	(6,864)	57,174
Non-GAAP net income attributable to Weibo’s shareholders	111,229	76,366	106,612
Interest income, net	(9,743)	(870)	(9,151)
Income tax expenses	21,657	73,359	26,147
Depreciation expenses	10,601	9,303	9,417
Adjusted EBITDA	$133,744	$158,158	$133,025

Net revenues	$413,778	$463,667	$395,497

Non-GAAP operating margin	31%	31%	32%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended
	March 31,	December 31,	March 31,
	2023	2023	2024
Net revenues
Advertising and marketing
Non-Ali advertisers	$337,031	$358,848	$316,400
Alibaba - as an advertiser	18,269	44,891	22,551
Subtotal	355,300	403,739	338,951

Value-added services	58,478	59,928	56,546
	$413,778	$463,667	$395,497